Exhibit 99.10

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Emerald Health Therapeutics, Inc. (the “Company”)

Suite 210 – 800 West Pender Street
Vancouver, British Columbia V6C 1J8

Item 2.	Date of Material Change

March 27, 2019

Item 3.	News Release

A news release was disseminated on March 28, 2019 through GlobeNewswire and subsequently filed on SEDAR.

Item 4.	Summary of Material Changes

The Company announced that it has established an at-the-market equity program (“ATM Program”) that allows the Company to issue common shares from treasury (“Common Shares”) having an aggregate gross sales price of up to $39 million to the public from time to time, at the Company’s discretion, at the prevailing market price when issued on the TSX Venture Exchange (“TSXV”) or on any other marketplace for the Common Shares in Canada. The ATM Program is effective until the earlier of April 13, 2021 or completion of the sale of the maximum amount of shares thereunder and will be activated from time to time at the Company’s discretion if and when required based on the Company’s working capital requirements and capital expenditures and relative cost of other funding options.

The Company expects to use the net proceeds of the ATM Program, if any, to fund a portion of the costs for the completion of its capital projects, for research and development, working capital and general corporate purposes.

Item 5.	Full Description of Material Change

The Company announced that it has established an at-the-market equity program (“ATM Program”) that allows the Company to issue common shares from treasury (“Common Shares”) having an aggregate gross sales price of up to $39 million to the public from time to time, at the Company’s discretion, at the prevailing market price when issued on the TSX Venture Exchange (“TSXV”) or on any other marketplace for the Common Shares in Canada. The ATM Program is effective until the earlier of April 13, 2021 or completion of the sale of the maximum amount of shares thereunder and will be activated from time to time at the Company’s discretion if and when required based on the Company’s working capital requirements and capital expenditures and relative cost of other funding options.

Sales of the Common Shares through the ATM Program will be made pursuant to the terms of an equity distribution agreement dated as of the date hereof (“Equity Distribution Agreement”) with GMP Securities L.P. (the “Agent”).

Sales of Common Shares will be made through “at-the-market distributions” as defined in National Instrument 44-102 - Shelf Distributions on the TSXV or on any other existing marketplace for the Common Shares in Canada. The Common Shares will be distributed at the prevailing market prices at the time of the sale and, as a result, prices may vary among purchasers and during the period of distribution. The ATM Offering is being made pursuant to a prospectus supplement dated March 27, 2019 (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated March 13, 2019 (the “Base Shelf Prospectus”).

The Company expects to use the net proceeds of the ATM Program, if any, to fund a portion of the costs for the completion of its capital projects, for research and development, working capital and general corporate purposes.

The Prospectus Supplement (together with the related Base Shelf Prospectus) is available under the Company’s profile on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com.

The Company has applied for conditional approval from the TSXV for the listing of the Common Shares to be offered under the ATM Program.

This news release will not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:
Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. # 5

Item 9.	Date of Report

April 3, 2019

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